Exhibit 99.1

Tencent Music Entertainment Group to Report Third Quarter 2026 Financial Results on November 17, 2026

SHENZHEN, China, October 13, 2026 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME and HKEX: 1698), the leading all-in-one music and audio entertainment platform in China, today announced that it will report its unaudited financial results for the third quarter of 2026 before the U.S. market opens on Tuesday, November 17, 2026.

TME's management will host a Tencent Meeting Webinar on Tuesday, November 17, 2026, at 6:00 A.M. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time on Tuesday, November 17, 2026, to review and discuss the Company’s business and financial performance.

For participants who wish to join the Tencent Meeting Webinar, please complete online registration in advance using the links provided below. Upon registration, each participant will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration
Chinese Mainland[1]:	https://meeting.tencent.com/dw/dIfRSqyqrQqw
International:	https://voovmeeting.com/dw/dIfRSqyqrQqw

A live and archived webcast of the webinar will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading all-in-one music and audio entertainment platform in China, operating the country's highly popular and innovative music and audio apps: QQ Music, Kugou Music, Kuwo Music, WeSing and Ximalaya. TME's mission is to create endless possibilities with music and technology. Powered by its content-and-platform dual-engine strategy, TME's expansive offerings extend the value of IP beyond online streaming into offline concerts, artist merchandise, and other IP-centric experiences. TME continuously innovates to deliver a seamless experience where users can discover, listen, sing, watch, perform, and connect across diverse scenarios, while unlocking the enduring value of music and audio IP. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

1 Chinese Mainland, for the purpose of this announcement only, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China and Taiwan